                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Bird Corporation
                                ----------------
             (Exact Name of Registrant as Specified in Its Charter)


       Massachusetts                              04-3082903
       -------------                              ----------
(State of Incorporation of Organization)  (IRS Employer Identification No.)



     1077 Pleasant St., Suite 120, Norwood, MA       02062
     -----------------------------------------       -----
      (Address of Principal Executive Offices)    (Zip Code)



     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]


 Securities Act registration statement file number to which this form relates:
                         _____________ (if applicable).



       Securities to be registered pursuant to Section 12(b) of the Act:



                                      None
                                      ----



       Securities to be registered pursuant to Section 12(g) of the Act:



    $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share
    ------------------------------------------------------------------------
                                (Title of Class)
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ITEM 1. DESCRIPTION OF THE SECURITIES TO BE REGISTERED.

CAPITAL STOCK



     The Registrant has an authorized capitalization of 15,000,000 shares of Common Stock, $1.00 par value ("Common Stock"), 15,000 shares of 5% Cumulative Preferred Stock, $100 par value ("5% Stock") and 1,500,000 shares of preference stock, of which 814,300 shares have been designated as $1.85 Cumulative Convertible Preference Stock, $1.00 par value ("Preference Stock"). On February 3, 1998 there were outstanding 4,434,989 shares of Common Stock, 5,795 shares of 5% Stock and 814,300 shares of Preference Stock.


PREFERENCE STOCK.



     The following description of certain terms of the Preference Stock is a summary of provisions of the Registrant's Restated Articles of Organization (including a Certificate of Vote of Directors Establishing a Series of a Class of Stock (the "Certificate"), does not purport to be complete a is qualified in its entirety by reference to such Restated Articles of Organization, a copy of which is filed as an exhibit to this Registration Statement.


Dividends.

     The holders of shares of Preference Stock are entitled to receive, when and as declared by the Registrant's Board of Directors out of funds legally available therefor, cumulative cash dividends at the annual rate of $1.85 per share. Dividends on the Preference Stock are cumulative from the date of issue and are payable quarterly on the fifteenth day of February, May, August, and November in each year. Dividends payable on Preference Stock for any period less than a full quarter are computed on the basis of a 360-day year. Dividends on the Preference Stock are at present in arrears significantly. See "Market
                                                                  ---
and Dividend Information." Dividends are junior and subordinated to (and restricted by the terms of) the 5% Stock. In the event that full cumulative dividends on the Preference Stock have not been declared and paid or set apart for payment when due, the Registrant may not declare or pay or set apart for payment any dividends or make any other distributions on, or make payment on account of the purchase, redemption, or the retirement of, its Common Stock or any other stock of the Registrant ranking as to dividends or distribution of assets on liquidation, dissolution, or winding up of the Registrant as junior to the Preference Stock (other than dividends or distributions paid in Common Stock or such other junior ranking stock), until full cumulative dividends on the Preference Stock are declared and paid or set apart for payment. The Registrant is also prohibited from declaring, paying, or setting apart for payment any dividends, making any other distributions, or purchasing, redeeming, or otherwise retiring its Common Stock or other stock ranking junior to the Preference Stock as to dividends or distribution of assets on liquidation, dissolution, or winding up, if such action would reduce the remaining net assets of the Registrant below the aggregate amount payable on liquidation to the holders of the Preference Stock.

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     Under the Loan and Security Agreement, dated November 30, 1994, and amended on March 8, 1995, between the Registrant's wholly-owned subsidiary Bird Incorporated and Fleet Capital Corporation ("Fleet Capital"), the Registrant has agreed that it will refrain from paying cash dividends on the Preference Stock, without prior approval of Fleet Capital.


Conversion Rights.

     The Preference Stock is convertible into Common Stock at any time prior to redemption, at a conversion price of $22.25. The conversion price is subject to adjustment in certain events, including (i) dividends or other distributions payable on Common Stock in capital stock of the Registrant; (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price; (iv) subdivisions, combinations, and reclassifications of Common Stock; and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Registrant or assets (excluding those rights and warrants referred to in (ii) above and cash dividends paid out of net profits and surplus). In addition to the foregoing adjustments, the Board of Directors of the Registrant may make such additional adjustments in the conversion price as it considers to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for Federal income purposes to the recipients. Fractional shares of Common Stock will not be issued upon any conversion, but in lieu thereof, the Registrant is required to pay a cash adjustment based upon the market price of the Common Stock. No other adjustment or dividend will be made upon conversion.

     If at any time the Registrant makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for Federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Registrant, but generally not stock dividends or rights to subscribe for shares of Common Stock) and, pursuant to the anti-dilution provisions relating to the Preference Stock the conversion price thereof is reduced, such reduction may be deemed to be the payment of a taxable dividend to holders of shares of the Preference Stock.

Liquidation Preference.

     Upon any liquidation, dissolution, or winding up of the Registrant, whether voluntary or involuntary, the holders of shares of Preference Stock have preference and priority over the Common Stock or any other class or series of stock ranking junior to the Preference Stock, but shall be subordinated to the rights of holders of the 5% Stock, for payment out of the assets of the Registrant or proceeds thereof available for distribution to stockholders, whether from capital or surplus, of $20 per share plus all dividends accrued and unpaid thereon, and after such payment the holders of shares of Preference Stock shall be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of the Registrant, the assets of the Registrant or proceeds thereof shall be insufficient to make the full liquidation payment of $20 per share plus all accrued and unpaid dividends on the Preference Stock and liquidation payments on any other preferred

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stock ranking as to liquidation on a parity with the Preference Stock, then such assets and proceeds shall be distributed among the holders of the Preference Stock and any such other preferred stock ratably in accordance with the respective amounts which would be payable upon liquidation, dissolution, or winding upon on such Preference Stock if all amounts thereon were paid in full.
A consolidation or merger of the Registrant with one or more corporations shall not be deemed to be a liquidation, dissolution, or winding up of the Registrant.

Redemption.

     The Registrant may, in its option, redeem the Preference Stock in whole at any time, or from time to time in part, upon written notice mailed to each holder of record of shares to be redeemed not more than 60 and not less than 30 days prior to the redemption date, at the redemption price of $20 per Preference Share, together with accrued and unpaid dividends, if any, to the date fixed for redemption.

     If less than all the outstanding shares of Preference Stock not previously called for redemption are to be redeemed, shares to be redeemed shall be selected by the Registrant from outstanding shares not previously called for redemption by lot or pro rata as determined by the Board of Directors of the Registrant in its sole discretion. Except with the consent of the holders of two-thirds of the outstanding shares of Preference Stock, the Registrant may not redeem less than all outstanding Preference Stock unless full cumulative dividends shall have been paid or declared and set apart for payment upon all outstanding Preference Stock for all past dividend periods.

Voting Rights.

     Holders of the Preference Stock have no voting rights except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on the Preference Stock shall be in arrears in an amount equal to at least six quarterly dividends, the Board of Directors of the Registrant shall be increased by two directors and the holders of Preference Stock will be entitled to vote for the election of two additional directors on the terms set forth below and until, in the case of the 5% Stock, all past dividends accumulated on the preferred stock shall have been paid in full. Such election shall be held either at the annual meeting of stockholders next following the vesting of the power to elect such additional directors or at a special meeting called for that purpose. Each holder of Preference Stock will have one vote for each share of stock held. Upon any termination of the right of the holders of the Preference Stock as a class to vote for directors, the term of office of all directors then in office elected by the Preference Stock voting as a class shall terminate immediately.

     So long as any shares of Preference Stock remain outstanding, the Registrant may not without the affirmative vote of at least two-thirds of the shares, outstanding at the time, of the Preference Stock and all other capital stock, if any, of the Registrant ranking on a parity with Preference Stock either as to dividends or upon liquidation, dissolution,

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or winding up and upon which like voting rights have been conferred and are then exercisable, given in person or by proxy (voting as a class with all such other capital stock) (i) authorize, or create or increase the authorized amount of any class or series of stock, or any security convertible into shares of any class or series of stock, ranking prior to the Preference Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution, or winding up; (ii) authorize certain mergers and consolidations of the Registrant; (iii) amend, alter, or repeal the provision of the Registrant's Restated Articles of Organization (including the Certificate), so as to affect adversely any voting powers, rights, or preferences of the holders of the Preference Stock provided, however, except as provided in (v) below, that any increase in the amount of authorized capital stock or the creation and issuance of other series of capital stock ranking on a parity with or junior to the Preference Stock shall not be deemed to adversely affect such voting powers, rights, or preferences; (iv) purchase or redeem less than all of the then outstanding shares of Preference Stock unless full cumulative dividends for all past dividend periods thereon have been paid or declared and set aside for payment; and (v) without the affirmative vote of the holders of at least a majority of the shares of the Preference Stock then outstanding and the shares of all other series of capital stock ranking on a parity either as to dividends or upon liquidation, dissolution, or winding up with the Preference Stock and upon which like voting rights have been conferred and are exercisable, effect or validate any increase in the authorized amount of Preference Stock or authorize or create, or increase the authorized amount of, any shares of any other class, or any security convertible into shares of any other class, ranking on a parity with the Preference Stock. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required iseffected, all outstanding shares of Preference Stock have been redeemed or sufficient funds have been deposited in trust to effect such redemption.

MARKET AND DIVIDEND INFORMATION.

     The Preference Stock is quoted on the Nasdaq SmallCap Market under the symbol "BIRDP." The following table sets forth the high and low bid quotations for each quarter for the Preference Stock as reported by the Nasdaq SmallCap Market for the periods indicated. Bid prices on the Nasdaq SmallCap Market reflect inter-dealer quotations, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

CALENDAR YEAR                                                                     HIGH BID          LOW BID
-------------                                                                     --------          -------
1996
     First Quarter.........................................................       $20 1/2           $16
     Second Quarter........................................................       $21               $12 1/2
     Third Quarter.........................................................       $14               $12 3/4
     Fourth Quarter........................................................       $16 1/2           $13
1997
     First Quarter.........................................................       $16 1/4           $14 1/4
     Second Quarter........................................................       $16 1/4           $16
     Third Quarter.........................................................       $16 1/2           $15 1/4
     Fourth Quarter........................................................       $16 1/2           $14
1998
     First Quarter (through February 2, 1998)..............................       $19 3/4           $14

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     Although the Preference Stock has never been registered previously under
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, as a result, did not meet the qualification requirements of The Nasdaq Stock Market, Inc. ("Nasdaq") for inclusion in Nasdaq, to date the PreferenceStock has been so included. The Registrant received a letter, dated January 26, 1998, from Nasdaq notifying the Registrant that, because the Preference Stock was not registered under Section 12(g) of the Exchange Act ("Section 12(g)") as required by Nasdaq rules, Nasdaq would review the eligibility for continued listing of the Preference Stock on Nasdaq.

     On January 12, 1998, the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") with CertainTeed Corporation ("CertainTeed") and BI Expansion II Corp., a wholly-owned subsidiary of CertainTeed, pursuant to which it is contemplated that BI Expansion II Corp. will be merged (the "Merger") into the Registrant and the Registrant will become a wholly-owned subsidiary of CertainTeed. If the Merger is consummated, all shares of the Preference Stock will cease to be outstanding.

     The Registrant is currently in arrears with respect to five dividend payments on the Preference Stock. The aggregate amount of accrued and unpaid dividends on the Preference Stock was $2.31 per share of Preference Stock as of November 15, 1997. Under the Merger Agreement, the Registrant has agreed that it will not declare and pay or set apart for payment any accumulated dividends on the Preference Stock. Accordingly, the Registrant does not intend declare or pay the February 15, 1998 dividend on the Preference Stock. Accordingly, at February 15, 1998 the aggregate amount of accrued and unpaid dividends on the Preference Stock will $2.77 per share.


ITEM 2.  EXHIBITS.



     The following exhibit is filed with this Registration:

Exhibit 1.1 Restated Articles of Organization (including a Certificate of Vote of Directors Establishing a Series of Stock) (incorporated by reference to Exhibit (3).(b) of the Registrant's Registration Statement on Form S-4 filed with the Commission on April 19, 1990).

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                              BIRD CORPORATION


Date:  February 5, 1998


                              By:  /s/ Frank S. Anthony
                                   -------------------------------
                                   Frank S. Anthony
                                   Vice President

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